                                                                    EXHIBIT 99.1



                           IMPORTANT LEGAL DISCLAIMER

This document contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.

(VIVENDI UNIVERSAL LOGO)


                                VIVENDI UNIVERSAL
                         ACTUAL SUPPLEMENTAL INFORMATION
                            (French GAAP, Unaudited)

                                                                     Year Ended December 31,
                                         -------------------------------------------------------------------------------
                                            OPERATING INCOME                  D&A                    RESTRUCTURING
                                         ---------------------       --------------------      -------------------------
(In millions of euros)                     2002          2001          2002         2001         2002             2001
                                         -------       -------       -------      -------      -------          -------
Cegetel                                  E 1 449       E   928       E   865      E   777      E    (1)         E    --
Universal Music Group                        556           719           450          439           --               --
Vivendi Universal Entertainment              816           300           258          353           16               --
Canal+                                      (325)         (374)          490          403           --              (14)
Maroc Telecom                                468           387           272          153           46               --
Vivendi Universal Games                       63            18           109           75           --               37
                                         -------       -------       -------      -------      -------          -------
                                           3 027         1 978         2 444        2 200           61               23
Holding & Corporate                         (665)         (326)           57           65          122(4)            --
Other                                       (485)         (244)          168          117           64               51
                                         -------       -------       -------      -------      -------          -------
TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002)    E 1 877       E 1 408       E 2 669      E 2 382      E   247          E    74


(1) BREAKDOWN OF "OTHER":
               VTI (7)                        44            15            83           48            3               --
               Internet                     (232)         (290)           41           44           59(8)            37
               VUP retained                    2            38            24           18            2               14
               Non-core                     (299)           (7)           20            7           --               --
                                         -------       -------       -------      -------      -------          -------
                                            (485)         (244)          168          117           64               51


                                                                   Year Ended December 31,
                                         --------------------------------------------------------------------------
                                             OTHER ONE TIME ITEMS                           EBITDA
                                         ---------------------------       ----------------------------------------
                                                                                                            2001
(In millions of euros)                     2002             2001             2002             2001        published
                                         -------          -------          -------          -------       ---------
Cegetel                                  E    16          E    --          E 2 329          E 1 705       E 1 705
Universal Music Group                        (45)              --              961            1 158         1 158
Vivendi Universal Entertainment              107(1)            --            1 197              653           653
Canal+                                        59              169(2)           224              184           571(3)
Maroc Telecom                                 --               --              786              540           540
Vivendi Universal Games                       (1)               2              171              132           132
                                         -------          -------          -------          -------       -------
                                             136              171            5 668            4 372       E 4 759
Holding & Corporate                            3               --             (483)(5)         (261)         (261)
Other                                        234(6)           (29)             (19)            (105)         (105)
                                         -------          -------          -------          -------       -------
TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002)    E   373          E   142          E 5 166          E 4 006       E 4 393


(1) BREAKDOWN OF "OTHER":
               VTI (7)                        (1)              (1)             130               62            62
               Internet                        5               --             (127)            (209)         (209)
               VUP retained                   (3)              --               25               70            70
               Non-core                      232(6)           (28)             (47)             (28)          (28)
                                         -------          -------          -------          -------       -------
                                             234              (29)             (19)            (105)         (105)



COMMENTS:

(1) The E 107m other one-time charge taken at VUE in 2002 relates to a non-cash write-down of assets at Spencer Gifts.

(2) The E 169m other one-time charge taken at CANAL+ Group in 2001 mainly relates to a non-cash write-off of assets at Studio Canal, depreciation of the Club Europe contract, non-cash charges for the reorganisation of Canal+ SA and Canal Satellite.

(3) The main differences between CANAL+ Group's 2001 EBITDA published in 2001 (E 571m) and CANAL+ Group's 2001 EBITDA published in 2002 (E 184m) are related to reclassification of depreciation and amortization items into EBITDA, of which:

            E 223m film amortization at StudioCanal;

            E 61m in-house productions costs amortization at the Premium channel;

            E 58m bad debt provision.

(4) The E 122m charge in Holding & Corporate taken in 2002 relates to headquarters restructuring, of which approximately E 40m was paid in 2002, with the remaining being paid in 2003.

(5) The main variances between 2001 and 2002 EBITDA at Holding & Corporate are explained by the following non-recurring items:

            E 92m pensions & benefits charges, mainly for SSWG's North American employees;

            E 28m one-time provision for risk on vacant lease;

            E 56m insurance charge.

(6) The E 234m other one-time charge taken in "Other" in 2002 relates to a non-cash provision related to the reduction in rental value of the real estate holding.

(7) Vivendi Telecom International in 2002 includes: Vivendi Telecom Hungary, Kencell (Kenya), Monaco Telecom. Other international telecom businesses are equity accounted.

(8) The E 59m restructuring charge taken in Internet in 2002 relates to the closing of some Internet activities.

(VIVENDI UNIVERSAL LOGO)



                                VIVENDI UNIVERSAL
                     PRO FORMA (1) SUPPLEMENTAL INFORMATION
                            (French GAAP, Unaudited)

                                                                     Year Ended December 31,
                                           ----------------------------------------------------------------------------
                                              OPERATING INCOME                 D&A                    RESTRUCTURING
                                           ----------------------      --------------------      ----------------------
(In millions of euros)                       2002          2001          2002         2001         2002          2001
                                           -------       -------       -------      -------      -------       -------
Cegetel                                    E 1 449       E   928       E   865      E   777      E    (1)      E    --
Universal Music Group                          556           719           450          439           --            --
Vivendi Universal Entertainment                946           928           265          386           16            --
Canal+                                        (295)         (374)          489          403           --           (14)
Maroc Telecom                                  468           475           272          207           46            --
Vivendi Universal Games                         63            18           109           75           --            37
                                           -------       -------       -------      -------      -------       -------
                                             3 187         2 694         2 450        2 287           61            23
Holding & Corporate                           (665)         (326)           57           65          122            --
Other (2)                                     (485)         (255)          167          128           64            51
                                           -------       -------       -------      -------      -------       -------
TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002)      E 2 037       E 2 113       E 2 674      E 2 480      E   247       E    74


(2) BREAKDOWN OF "OTHER":
        VTI                                     44            15            83           48            3            --
        Internet                              (232)         (301)           41           55           59            37
        VUP retained                             2            38            24           18            2            14
        Non-core                              (299)           (7)           19            7           --            --
                                           -------       -------       -------      -------      -------       -------
                                              (485)         (255)          167          128           64            51

                                                         Year Ended December 31,
                                           --------------------------------------------------
                                            OTHER ONE TIME ITEMS               EBITDA
                                           ----------------------      ----------------------
(In millions of euros)                       2002          2001          2002          2001
                                           -------       -------       -------       -------
Cegetel                                    E    16       E    --       E 2 329       E 1 705
Universal Music Group                          (45)           --           961         1 158
Vivendi Universal Entertainment                107            --         1 334         1 314
Canal+                                          59           169           253           184
Maroc Telecom                                   --            --           786           682
Vivendi Universal Games                         (1)            2           171           132
                                           -------       -------       -------       -------
                                               136           171         5 834         5 175
Holding & Corporate                              3            --          (483)         (261)
Other (2)                                      234           (29)          (20)         (105)
                                           -------       -------       -------       -------
TOTAL VIVENDI UNIVERSAL
  (EXCLUDING BUSINESSES SOLD IN 2002)      E   373       E   142       E 5 331       E 4 809


(2) BREAKDOWN OF "OTHER":
        VTI                                     (1)           (1)          130            62
        Internet                                 5            --          (127)         (209)
        VUP retained                            (3)           --            25            70
        Non-core                               232           (28)          (48)          (28)
                                           -------       -------       -------       -------
                                               234           (29)          (20)         (105)



(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom and MP3.com, as if these transactions had occurred at the beginning of 2001.

      The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold in 2002) with the actual results reported by each of the acquired businesses in each period presented.

      Additionally, the results of Universal Studios international television networks are reported by Universal Television Group. This reclassification has no impact on the total results of Vivendi Universal.

      The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

(VIVENDI UNIVERSAL LOGO)




                                VIVENDI UNIVERSAL
                        FRENCH GAAP NET DEBT BY BUSINESS

(In millions of euros)                            Year Ended December 31, 2002
                                                  ----------------------------
Cegetel                                                     E    205
Universal Music Group                                            133
Vivendi Universal Entertainment                                4 026
Canal+                                                           615
Maroc Telecom                                                   (340)
Vivendi Universal Games                                           (9)
                                                            --------
                                                               4 630
Holding & Corporate                                            7 312
Other (1)                                                        395
                                                            --------
TOTAL NET DEBT                                              E 12 337


NOTE: THIS CONTRIBUTION BY BUSINESS UNIT EXCLUDES INTRA-GROUP DEBT

(1) Includes Vivendi Telecom International, Internet, Vivendi Universal Publishing assets not sold in 2002 and non-core assets

      Breakdown of "Other" Net Debt:

                    Vivendi Telecom International       232

                    VUP assets retained                  20

                    Internet                             (6)

                    Non-Core                            149
                                                       ----

                    TOTAL                               395
